

August 24, 2012

<u>Via E-Mail</u>
Warren C. Lau
President, Chief Executive Officer
   and Chief Financial Officer
MetaStat, Inc.
4 Autumnwood Court
The Woodlands, Texas 77380

      Re: MetaStat, Inc..
             Form 10-K for year ended February 29, 2012
             Filed June 13, 2012
             File No. 000-52735

Dear Mr. Lau:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Kevin L. Vaughn

                           Kevin L. Vaughn
                           Accounting Branch Chief